UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: 13 January 2025

Commission File Number: 001-14958
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NATIONAL GRID plc

(Translation of registrant’s name into English)

England and Wales

(Jurisdiction of Incorporation)
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1-3 Strand, London, WC2N 5EH, United Kingdom
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F      ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

EXHIBIT INDEX

Exhibit No.	Description
99.1	Exhibit 99.1 Announcement sent to the London Stock Exchange on 13 January 2025 — National Grid plc Scrip Dividend

Exhibit 99.1

13 January 2025

National Grid plc ('National Grid' or 'Company')

National Grid plc Scrip Dividend

National Grid confirms that an application has been made to the Financial Conduct Authority for ordinary shares to be admitted to the Official List, and to the London Stock Exchange for 6,006,065 ordinary shares to be admitted to trading, in relation to the operation of the Scrip Dividend Scheme for the 2024/25 interim dividend, payable on 14 January 2025.  Dealings are expected to commence on 14 January 2025 and the shares will rank pari passu with the existing issued ordinary shares of the Company.

In accordance with the terms of the Scrip Dividend Scheme, 5,586,770 ordinary shares are to be issued at a price of 984.16 pence per share.  In accordance with the terms of the scrip dividend for US holders of American Depositary Receipts ('ADRs'), 83,859 ADRs (each representing five ordinary shares) are to be issued at a price of US$61.9430, representing 419,295 ordinary shares (including fractional entitlements).

The current terms and conditions of the Scrip Dividend Scheme are available in the Investors section on the Company's website and from Equiniti on 0800 169 7775 or help.shareview.co.uk.

Julian Baddeley
Group Company Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL GRID plc

By:	Beth Melges
Beth Melges Head of Plc Governance

Date: 13 January 2025